Medical Discoveries, Inc.
6033 W. Century Blvd, Suite 1090
Los Angeles, California, 90045

October 15, 2007

VIA EDGAR

Mr. Greg Belliston
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Medical Discoveries, Inc.
File No.: 0-12627 Schedule 14A Filed September 26, 2007

Dear Mr. Belliston:

This letter will confirm that Medical Discoveries Inc. will revise the preliminary proxy statement that this company filed with the Commission on September 26, 2007 to include information that is required by Item 14(c)(2) of Schedule 14A as requested in your letter, dated October 4, 2007. Although the timing of the filing of the revised preliminary proxy statement is uncertain, we currently anticipate that the revised preliminary proxy statement filed by no later than November 26, 2007.

Please direct questions regarding this letter to the undersigned at (310) 378-8529.

Very truly yours,

Richard Palmer President